EXHIBIT 1

Rio de Janeiro, May 24, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

At.:	Sr. Fernando Soares Vieira – Superintendent of Corporate Relations

Sr. Fernando D’Ambros Lucchesi – Manager of Company Monitoring – 2 (incumbent)

Re: Official Letter No. 155/2016-CVM/SEP/GEA-2

Dear Sirs,

We make reference to Official Letter No. 155/2016-CVM/SEP/GEA-2 (“Official Letter”), which copy is attached, whereby Oi S.A. (“Oi” or the “Company”) is requested to provide clarifications concerning the news published online on the blog of the Jornal O Globo website titled “A restructuring of Oi’s Debt in NY” (A reestruturação da dívida da Oi em NY), to explain the following.

On May 16, 2016, Oi filed a Notice to the Market informing that, on that date, the Company’s Board of Directors approved the start of negotiations in relation to the financial indebtedness of Oi and its affiliated companies. In that same Notice to the Market, Oi disclosed that it had scheduled meetings with its advisors in New York to begin formal discussions with Moelis & Company, who is acting as advisor for a diverse Ad Hoc Committee formed by bondholders of Oi and its subsidiaries, Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöperatief U.A.

Oi clarifies, nonetheless, that, to date, we have not formalized or defined any proposal with the creditors to be implemented with respect to the negotiation of the Company’s financial indebtedness of the Company that would constitute a material fact.

Oi emphasizes that it maintains its operational efficiency and its focus on providing services.

Finally, Oi rejects any comparison to OGPAR.

Rua Humberto de Campos, 425 – 8º andar
Rio de Janeiro - CEP 22430-190
Estado do Rio de Janeiro	www.oi.com.br

Oi reiterates its commitment to keeping its shareholders and the market informed with respect to the matters discussed herein and is at the disposal of the CVM for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º andar
Rio de Janeiro - CEP 22430-190
Estado do Rio de Janeiro	www.oi.com.br

Official Letter No. 155/2016-CVM/SEP/GEA-2

Rio de Janeiro, May 23, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8th floor- Leblon

CEP 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: gre@bvmf.com.br

Subject: Request for Clarifications Concerning News.

Dear Sir,

1. We make reference to the news published on May 23, 2016 on the blog of journalist Lauro Jardim, hosted on the Jornal O Globo website, titled “a Restructuring of Oi’s Debt in NY” (A reestruturação da dívida da Oi em NY) in which the following statements are made:

“The negotiators of the debt of the troubled company Oi are in New York with the objective of delivering 95% of the company’s shares to foreign creditors — exactly what was done with OGPAR and Eike Batista’s OGX.

With control of the company, the creditors plan to sell the company. Those with a close knowledge of the company believe that the task will be very difficult.”

2. With respect to the above, we request your response as to the veracity of the published statements , and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No.º358/2002.

3. The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation, and “News Published in the Media” subject.

4. We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5. We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market relevant fact occurred or related to its business and to ensure the wide and immediate dissemination of any such information simultaneously in all the markets in which such securities are admitted for trading. [sic].

6. Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,

(Document signed electronically by Fernando D’Ambros Lucchesi, Incumbent Manager, on 05/23/2016 at 2:29 pm, in accordance with Art. 1º, III, “b”, of Law 11,419/2006.)